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                                                             March 1, 1999

Dear Shareholder:

    Enclosed is important information relating to the following two items:

    (i) an offer by New York State Electric & Gas Corporation (the "Company") to purchase all of the outstanding shares of certain series of its serial preferred stock; and

    (ii) a companion proposal of the Company to increase the amount of unsecured indebtedness the Company may issue.

    We would greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

    The Company is offering to purchase all of the outstanding shares of the series of its serial preferred stock listed on the front cover page of the enclosed Offer to Purchase and Consent Statement. NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, NOR ANY OF ITS OFFICERS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

    The Company's Restated Certificate of Incorporation, as amended, currently restricts the ability of the Company to issue unsecured indebtedness without the approval of the serial preferred shareholders. This restriction limits the Company's flexibility in planning, financing and refinancing its business activities. As competition has intensified in the utility industry, financial flexibility and financial cost structure have become increasingly important to the success of the Company. The proposal, as set forth and explained in the enclosed material, would allow the Company to issue $1.2 billion of unsecured indebtedness in excess of unsecured indebtedness presently authorized, permitted or previously consented to. We believe that approval of the proposal will play an important role in increasing the financial flexibility and improving the financial cost structure of the Company.

    WHILE YOU NEED NOT GRANT YOUR CONSENT TO THE PROPOSAL IN ORDER TO TENDER SHARES, THE COMPANY'S OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE PROPOSAL BEING APPROVED BY THE NECESSARY VOTES OF THE SERIAL PREFERRED SHAREHOLDERS.

    If you grant your consent to the proposal in respect of your shares and such shares are not tendered and the proposal is approved by the serial preferred shareholders, you will be entitled to receive a special cash payment in an amount equal to $1.00 for each share with respect to which your consent is granted and not tendered. If you tender your shares, and the shares are accepted for payment, you will receive the applicable purchase price per share but will not be entitled to the special cash payment. Instructions for tendering your shares and information pertaining to the special cash payment is included in the enclosed material.

    The record date for determining serial preferred shareholders entitled to grant a consent with respect to the consent solicitation is March 5, 1999. It is important that you grant your consent to the proposal, regardless of the number of shares you own. You MUST return your consent, which is included within the accompanying Letter of Transmittal and Consent, by March 26, 1999, unless extended.

    YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU GRANT YOUR CONSENT TO THE PROPOSAL.

    If you have any questions regarding the consent solicitation or the Company's offer to purchase shares, please call Salomon Smith Barney, the Dealer Manager, at (800) 558-3745, Georgeson & Company, Inc., the Information Agent, at
(800) 223-2064, or your broker, dealer, commercial bank or trust company.

    Thank you for your continued interest in the Company.

                                          Sincerely,

                                          /s/ Sherwood J. Rafferty
                                          Sherwood J. Rafferty
                                          Senior Vice President and
                                            Chief Financial Officer

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